MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, March 19, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Dividend Proposal to the Ordinary Shareholders' Meeting
_________________________________

Dear President:

Pursuant to Circular No. 660 of your Commission, I hereby inform you of the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

The Board of Directors agreed to propose to the Ordinary Shareholders’ Meeting to be held on March 24, 2025, the distribution of Dividend No. 53, definitive, minimum mandatory, of 30% of the distributable net income of Fiscal Year 2024, that is, the equivalent amount in Chilean pesos of US$293,091,536.62, which means distributing a dividend of US$0.0004848993544 per share, to be paid on April 22, 2025, in Chilean pesos equivalent at the "observed" exchange rate published in the Official Gazette on the fifth business day prior to the day of distribution, that is to say, on April 14, 2025.

Shareholders registered in the Shareholder Registry as of midnight on April 14, 2025, will be entitled to receive the dividend.

Yours sincerely,

Juan Carlos Menció
Legal and Compliance Vice President
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange
Santiago Chile Electronic Stock Exchange